Exhibit 99.1

Thomson Reuters Reports Third-Quarter 2025 Results

TORONTO, November 4, 2025 - Thomson Reuters (TSX/Nasdaq: TRI) today reported results for the third quarter ended September 30, 2025:

●	Solid revenue momentum continued in the third quarter
●	Total company revenues up 3% / organic revenues up 7%
●	Organic revenues up 9% for the “Big 3” segments (Legal Professionals, Corporates and Tax & Accounting Professionals)
●	Reaffirmed full-year 2025 outlook for all metrics
●	Updated full-year 2026 financial framework, raising expectations for adjusted EBITDA margin expansion and free cash flow; all other metrics are unchanged
●	Completed $1.0 billion share repurchase program announced in August 2025

“Our third-quarter results reflect continued momentum and the ongoing execution of our AI-driven innovation strategy,” said Steve Hasker, President and CEO of Thomson Reuters. “The growth in organic revenue highlights the impact of our agentic AI solutions like CoCounsel Legal and CoCounsel for tax, audit and accounting. We are launching new products and reshaping professional workflows by combining our expertise and trusted, authoritative content with cutting-edge technology. This is how we are empowering our customers to navigate increasing complexity and stay ahead.”

Mr. Hasker added, “With a robust capital position and a clear focus on our long-term investment strategy, we are well-positioned to build on this momentum, assess further inorganic opportunities, and continue delivering sustained growth and shareholder value.”

Consolidated Financial Highlights - Three Months Ended September 30

Three Months Ended September 30, (Millions of U.S. dollars, except for EPS) (unaudited)
	2025	2024	Change
IFRS Financial Measures(1)
Revenues	$1,782	$1,724	3%
Operating profit	$593	$415	43%
Diluted earnings per share (EPS)	$0.94	$0.67	40%
Net cash provided by operating activities	$704	$756	-7%

	2025	2024	Change	Change at Constant Currency
Non-IFRS Financial Measures(1)
Revenue growth in constant currency				3%
Organic revenue growth				7%
Adjusted EBITDA	$672	$609	10%	9%
Adjusted EBITDA margin	37.7%	35.3%	240bp	220bp
Adjusted EPS	$0.85	$0.80	6%	5%
Free cash flow	$526	$591	-11%

(1)  In addition to results reported in accordance with International Financial Reporting Standards (IFRS), the company uses certain non-IFRS financial measures as supplemental indicators of its operating performance and financial position. See the “Non-IFRS Financial Measures” section and the tables appended to this news release for additional information on these and other non-IFRS financial measures, including how they are defined and reconciled to the most directly comparable IFRS measures.

Thomson Reuters Reports Third-Quarter 2025 Results

Revenues increased 3% due to 3% growth in recurring revenues (83% of total revenues) and 12% growth in transactions revenues, partly offset by a 4% decline in Global Print. Total company revenue growth was negatively impacted by net acquisitions and disposals of 4%. Foreign currency had no significant impact on revenue growth.

●	Organic revenues increased 7% reflecting 9% growth in recurring revenues, 4% growth in transactions revenues and a 4% decline in Global Print.
●	The company’s “Big 3” segments reported organic revenue growth of 9% and collectively comprised 82% of total revenues.

Operating profit increased 43% driven by an other operating gain on the sale of the company’s remaining minority equity interest in the Elite business as well as higher revenues, partly offset by higher amortization of computer software.

●

Adjusted EBITDA, which excludes other operating gains and amortization of computer software, as well as other adjustments, increased 10% and the related margin increased to 37.7% from 35.3% in the prior-year period, primarily due to higher operating leverage. Foreign currency contributed 20 basis points to the year-over-year change in adjusted EBITDA margin.

Diluted EPS increased to $0.94 per share compared to $0.67 per share in the prior-year period primarily due to higher operating profit.

●

Adjusted EPS, which excludes other operating gains, as well as other adjustments, increased to $0.85 per share compared to $0.80 per share in the prior-year period, primarily due to higher adjusted EBITDA, partly offset by higher interest expense and amortization of internally developed software.

Net cash provided by operating activities decreased by $52 million as the cash benefits from higher operating profit were more than offset by certain changes in working capital.

●	Free cash flow decreased by $65 million due to lower net cash provided by operating activities and higher capital expenditures.

Thomson Reuters Reports Third-Quarter 2025 Results

Highlights by Customer Segment – Three Months Ended September 30

(Millions of U.S. dollars) (unaudited)

	Three months ended
	September 30,		Change
	2025	2024	Total	Constant Currency(1)	Organic(1)(2)

Revenues
Legal Professionals	$728	$745	-2%	-2%	9%
Corporates	478	437	10%	9%	9%
Tax & Accounting Professionals	251	221	13%	15%	10%

“Big 3” Segments Combined(1)	1,457	1,403	4%	4%	9%
Reuters News	207	199	4%	4%	3%
Global Print	124	128	-4%	-4%	-4%
Eliminations/Rounding	(6)	(6)

Total Revenues	$1,782	$1,724	3%	3%	7%

Adjusted EBITDA(1)
Legal Professionals	$354	$334	6%	5%
Corporates	174	162	8%	7%
Tax & Accounting Professionals	78	59	32%	33%

“Big 3” Segments Combined(1)	606	555	9%	8%
Reuters News	42	40	1%	2%
Global Print	46	43	8%	6%
Corporate costs	(22)	(29)	n/a	n/a

Total Adjusted EBITDA	$672	$609	10%	9%

Adjusted EBITDA Margin(1)
Legal Professionals	48.7%	44.9%	380bp	330bp
Corporates	36.5%	36.8%	-30bp	-50bp
Tax & Accounting Professionals	31.2%	26.8%	440bp	410bp
“Big 3” Segments Combined(1)	41.7%	39.5%	220bp	180bp
Reuters News	19.9%	20.4%	-50bp	-30bp
Global Print	37.1%	33.1%	400bp	330bp
Total Adjusted EBITDA Margin	37.7%	35.3%	240bp	220bp

(1)  See the “Non-IFRS Financial Measures” section and the tables appended to this news release for additional information on these and other non-IFRS financial measures. To compute segment and consolidated adjusted EBITDA margin, the company excludes fair value adjustments related to acquired deferred revenue.

(2)  Computed for revenue growth only.

n/a:  not applicable

Unless otherwise noted, all revenue growth comparisons by customer segment in this news release are at constant currency (which excludes the impact of foreign currency) as Thomson Reuters believes this provides the best basis to measure performance.

Legal Professionals

Revenues decreased 2% due to the disposal of FindLaw, which negatively impacted recurring and transactions revenues. Organic revenue growth was 9%.

●

Recurring revenues decreased 2% (97% of total, increased 9% organic). Organic revenue growth was primarily driven by Westlaw, CoCounsel, CoCounsel Drafting, Practical Law, and the segment’s international businesses.

●	Transactions revenues decreased 22% (3% of total, increased 3% organic).

Thomson Reuters Reports Third-Quarter 2025 Results

Adjusted EBITDA increased 6% to $354 million.

●	The margin increased to 48.7% from 44.9% primarily reflecting higher operating leverage due in part to the disposal of the FindLaw business.

Corporates

Revenues increased 9%, all organic.

●

Recurring revenues increased 8% (89% of total, increased 9% organic). Organic revenue growth was primarily driven by Indirect Tax, Direct Tax, Pagero, Practical Law, and the segment’s international businesses.

●	Transactions revenues increased 19% (11% of total, increased 5% organic). Organic revenue growth was primarily driven by increases in Pagero, Indirect Tax, Confirmation and Global Trade.

Adjusted EBITDA increased 8% to $174 million and the margin decreased to 36.5% from 36.8%.

Tax & Accounting Professionals

Revenues increased 15%, including the acquisition impact of SafeSend which was reflected in transactions revenues. Organic revenue growth was 10%.

●	Recurring revenues increased 9% (73% of total, all organic). Organic revenue growth was primarily driven by the segment’s Latin America business and its tax and audit products.
●	Transactions revenues increased 36% (27% of total, increased 12% organic). Organic revenue growth was primarily driven by SafeSend, UltraTax, Confirmation and the segment’s international businesses.

Adjusted EBITDA increased 32% to $78 million.

●	The margin increased to 31.2% from 26.8%, primarily reflecting operating leverage on higher revenue growth.

The Tax & Accounting Professionals segment is the company’s most seasonal business with approximately 60% of full-year revenues typically generated in the first and fourth quarters. As a result, the margin performance of this segment has been generally higher in the first and fourth quarters as costs are typically incurred in a more linear fashion throughout the year.

Reuters News

Revenues increased 4%, 3% organic, primarily due to higher Agency revenues and a contractual price increase from our news agreement with the Data & Analytics business of London Stock Exchange Group (LSEG).

Adjusted EBITDA increased 1% to $42 million and the margin decreased to 19.9% from 20.4%.

Global Print

Revenues decreased 4%, all organic, driven by lower shipment volumes.

Adjusted EBITDA increased 8% to $46 million, and the margin increased to 37.1% from 33.1%, both reflecting lower expenses.

Corporate Costs

Corporate costs were $22 million compared to $29 million in the prior-year period.

Thomson Reuters Reports Third-Quarter 2025 Results

Consolidated Financial Highlights – Nine Months Ended September 30

Nine Months Ended September 30, (Millions of U.S. dollars, except for EPS) (unaudited)
	2025	2024	Change
IFRS Financial Measures(1)
Revenues	$5,467	$5,349	2%
Operating profit	$1,592	$1,387	15%
Diluted EPS	$2.59	$3.59	-28%
Net cash provided by operating activities	$1,895	$1,893	0%

	2025	2024	Change	Change at Constant Currency
Non-IFRS Financial Measures(1)
Revenue growth in constant currency				2%
Organic revenue growth				7%
Adjusted EBITDA	$2,159	$2,061	5%	4%
Adjusted EBITDA margin	39.3%	38.5%	80bp	70bp
Adjusted EPS	$2.85	$2.76	3%	3%
Free cash flow	$1,369	$1,403	-3%

(1)  In addition to results reported in accordance with IFRS, the company uses certain non-IFRS financial measures as supplemental indicators of its operating performance and financial position. See the “Non-IFRS Financial Measures” section and the tables appended to this news release for additional information on these and other non-IFRS financial measures, including how they are defined and reconciled to the most directly comparable IFRS measures.

Revenues increased 2% due to 3% growth in recurring revenues (81% of total revenues) and 4% growth in transactions revenues, partly offset by a 6% decline in Global Print. Total company revenue growth was negatively impacted by net acquisitions and disposals of 4%. Foreign currency had no significant impact on revenue growth.

●	Organic revenues increased 7% reflecting 9% growth in recurring revenues, 3% growth in transactions revenues and a 5% decline in Global Print.
●	The company’s “Big 3” segments reported organic revenue growth of 9% and collectively comprised 82% of total revenues.

Operating profit increased 15% driven by an other operating gain on the sale of the company’s remaining minority equity interest in the Elite business in the current-year period compared to other operating losses in the prior-year period. Higher revenues also contributed to growth. These items were partly offset by higher operating expenses and amortization of computer software.

●

Adjusted EBITDA, which excludes other operating gains and losses, amortization of computer software, as well as other adjustments, increased 5% and the related margin increased to 39.3% from 38.5%. Foreign currency contributed 10 basis points to the year-over-year change in adjusted EBITDA margin.

Diluted EPS decreased to $2.59 per share compared to $3.59 per share in the prior-year period primarily because the prior-year period included a $468 million or $1.04 per share non-cash tax benefit related to tax legislation enacted in Canada.

●

Adjusted EPS, which excludes the non-cash tax benefit, other operating gains and losses, as well as other adjustments, increased to $2.85 per share compared to $2.76 per share in the prior-year period, primarily due to higher adjusted EBITDA, partly offset by higher amortization of internally developed software.

Net cash provided by operating activities was essentially unchanged as the cash benefits from higher operating profit were offset by certain changes in working capital.

●	Free cash flow decreased by $34 million primarily due to higher capital expenditures.

Thomson Reuters Reports Third-Quarter 2025 Results

Highlights by Customer Segment – Nine Months Ended September 30

(Millions of U.S. dollars) (unaudited)

	Nine months ended
	September 30,		Change
	2025	2024	Total	Constant Currency(1)	Organic(1)(2)

Revenues
Legal Professionals	$2,130	$2,193	-3%	-3%	8%
Corporates	1,491	1,386	8%	8%	9%
Tax & Accounting Professionals	888	799	11%	13%	11%

“Big 3” Segments Combined(1)	4,509	4,378	3%	3%	9%
Reuters News	621	614	1%	1%	0%
Global Print	354	375	-6%	-5%	-5%
Eliminations/Rounding	(17)	(18)

Total Revenues	$5,467	$5,349	2%	2%	7%

Adjusted EBITDA(1)
Legal Professionals	$1,029	$1,003	3%	2%
Corporates	556	518	7%	7%
Tax & Accounting Professionals	401	331	21%	22%

“Big 3” Segments Combined(1)	1,986	1,852	7%	7%
Reuters News	126	151	-17%	-17%
Global Print	131	133	-2%	-2%
Corporate costs	(84)	(75)	n/a	n/a

Total Adjusted EBITDA	$2,159	$2,061	5%	4%

Adjusted EBITDA Margin(1)
Legal Professionals	48.3%	45.7%	260bp	210bp
Corporates	37.3%	37.2%	10bp	-10bp
Tax & Accounting Professionals	44.2%	41.5%	270bp	230bp
“Big 3” Segments Combined(1)	43.9%	42.3%	160bp	120bp
Reuters News	20.2%	24.6%	-440bp	-440bp
Global Print	37.0%	35.5%	150bp	110bp
Total Adjusted EBITDA Margin	39.3%	38.5%	80bp	70bp

(1)  See the “Non-IFRS Financial Measures” section and the tables appended to this news release for additional information on these and other non-IFRS financial measures. To compute segment and consolidated adjusted EBITDA margin, the company excludes fair value adjustments related to acquired deferred revenue.

(2)  Computed for revenue growth only.

n/a:  not applicable

Thomson Reuters Reports Third-Quarter 2025 Results

2025 Outlook

The company reaffirmed its 2025 full-year outlook, last updated on August 6, 2025, for all measures. Total revenue growth and organic revenue growth are trending towards the lower-end of the 3.0% to 3.5% and 7.0% to 7.5% ranges, respectively. The organic revenue growth outlook for the company’s “Big 3” segments remains at approximately 9%.

The company’s outlook for 2025 in the table below assumes constant currency rates and does not factor in the impact of any future acquisitions or dispositions that may occur during the remainder of the year. Thomson Reuters believes that this type of guidance provides useful insight into the anticipated performance of its businesses.

The company expects its fourth-quarter 2025 organic revenue growth to be approximately 7%, including approximately 9% organic revenue growth for its “Big 3” segments, and its adjusted EBITDA margin to be approximately 39%.

The company’s 2025 outlook is forward-looking information that is subject to risks and uncertainties (see “Special Note Regarding Forward-Looking Statements, Material Risks and Material Assumptions”). In particular, the company continues to operate in an uncertain macroeconomic environment, reflecting ongoing geopolitical risk, uneven economic growth and an evolving interest rate and inflationary backdrop. Any worsening of the global economic or business environment, among other factors, could impact the company’s ability to achieve its outlook.

Thomson Reuters Reports Third-Quarter 2025 Results

Reported Full-Year 2024 Results and Full-Year 2025 Outlook

Total Thomson Reuters	FY 2024 Reported	FY 2025 Outlook 2/6/2025	FY 2025 Outlook 8/6/2025	FY 2025 Outlook 11/4/2025

Total Revenue Growth	7%	3.0 - 3.5%(2)	Unchanged	Unchanged

Organic Revenue Growth(1)	7%	7.0 - 7.5%	Unchanged	Unchanged

Adjusted EBITDA Margin(1)	38.2%	~39%	Unchanged	Unchanged

Corporate Costs	$105 million	$120 - $130 million	Unchanged	Unchanged

Free Cash Flow(1)	$1.8 billion	~$1.9 billion	Unchanged	Unchanged

Accrued Capex as % of Revenues(1)	8.4%	~8%	Unchanged	Unchanged

Depreciation & Amortization of Computer Software Depreciation & Amortization of Internally Developed Software Amortization of Acquired Software	$731 million $584 million $147 million	$835 - $855 million $635 - $655 million ~$200 million	$825 - $835 million $625 - $635 million Unchanged	Unchanged Unchanged Unchanged

Net Interest Expense	$125 million	~$150 million	~$130 million	Unchanged

Effective Tax Rate on Adjusted Earnings(1)	17.6%	~19%	Unchanged	Unchanged

“Big 3” Segments(1)	FY 2024 Reported	FY 2025 Outlook 2/6/2025	FY 2025 Outlook 8/6/2025	FY 2025 Outlook 11/4/2025

Total Revenue Growth	8%	~4%(2)	Unchanged	Unchanged

Organic Revenue Growth	9%	~9%	Unchanged	Unchanged

Adjusted EBITDA Margin	42.1%	~43%	Unchanged	Unchanged

(1)	Non-IFRS financial measures. See the “Non-IFRS Financial Measures” section below as well as the tables appended to this news release for more information.
(2)	Total revenue growth reflects the impact of the disposals of FindLaw and other non-core businesses in December 2024.

Updated 2026 Financial Framework

The company updated its full-year 2026 financial framework provided on February 6, 2025. It now expects adjusted EBITDA margin expansion of approximately 100 basis points, up from the prior view of 50 basis points or more, and also expects free cash flow of approximately $2.1 billion, which is the high end of the prior $2.0 to $2.1 billion range.

All other measures remained unchanged. The company continues to target an organic revenue growth range of 7.5% to 8.0%, driven by an approximately 9.5% organic growth rate for the “Big 3” segments. It anticipates accrued capital expenditures as a percentage of revenues to be approximately 8%, and an effective tax rate of approximately 19%.

The updated financial framework assumes constant currency rates and does not factor in the impact of any future acquisitions or dispositions that may occur during this time horizon.

The information in this section is forward-looking. Actual results, which will include the impact of currency and future acquisitions and dispositions completed during 2025 and 2026, may differ materially from the company’s 2025 outlook and 2026 financial framework. The information in this section should also be read in conjunction with the section below entitled “Special Note Regarding Forward-Looking Statements, Material Risks and Material Assumptions.”

Thomson Reuters Reports Third-Quarter 2025 Results

Recent Acquisition

In September 2025, the company acquired Additive AI, Inc. (Additive), a U.S. based specialist in AI-powered tax document processing for tax and accounting professionals. Additive’s GenAI-native platform ingests and parses complex U.S. federal tax forms, including schedule K-1, during tax preparation. This business is reported in the Tax & Accounting Professionals segment.

Sale of minority equity interest in Elite

In September 2025, the company sold its remaining minority interest in the Elite business, a provider of financial practice management solutions to law firms. The company received proceeds of $231 million from the transaction and recorded a pre-tax gain of $161 million.

Dividends

In February 2025, the company announced a 10% or $0.22 per share annualized increase in the dividend to $2.38 per common share, representing the 32nd consecutive year of dividend increases and the fourth consecutive 10% increase. A quarterly dividend of $0.595 per share is payable on December 10, 2025 to common shareholders of record as of November 18, 2025.

$1.0 Billion Share Repurchase Program

In August 2025, the company announced its plan to repurchase up to $1.0 billion of its common shares under a new Normal Course Issuer Bid that was approved by the TSX. In late October 2025, the Company completed the program by repurchasing 6.0 million of its common shares. Thomson Reuters had approximately 444.8 million common shares outstanding as of October 31, 2025.

Thomson Reuters

Thomson Reuters (TSX/Nasdaq: TRI) informs the way forward by bringing together the trusted content and technology that people and organizations need to make the right decisions. The company serves professionals across legal, tax, audit, accounting, compliance, government, and media. Its products combine highly specialized software and insights to empower professionals with the data, intelligence, and solutions needed to make informed decisions, and to help institutions in their pursuit of justice, truth and transparency. Reuters, part of Thomson Reuters, is a world leading provider of trusted journalism and news. For more information, visit tr.com.

NON-IFRS FINANCIAL MEASURES

Thomson Reuters prepares its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

This news release includes certain non-IFRS financial measures, which include ratios that incorporate one or more non-IFRS financial measures, such as adjusted EBITDA (other than at the customer segment level) and the related margin, free cash flow, adjusted earnings and the effective tax rate on adjusted earnings, adjusted EPS, accrued capital expenditures expressed as a percentage of revenues, net debt and leverage ratio of net debt to adjusted EBITDA, selected measures excluding the impact of foreign currency, changes in revenues computed on an organic basis as well as all financial measures for the “Big 3” segments. The company modified its definition of net debt to account for interest rate swap arrangements entered into during the third quarter of 2025. The change did not have a material impact on its calculation of net debt.

Thomson Reuters uses these non-IFRS financial measures as supplemental indicators of its operating performance and financial position as well as for internal planning purposes and the company’s business outlook and financial framework. Additionally, Thomson Reuters uses non-IFRS measures as the basis for management incentive programs. These measures do not have any standardized meanings prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies and should not be viewed as alternatives to measures of financial performance calculated in accordance with IFRS. Non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the appended tables.

Thomson Reuters Reports Third-Quarter 2025 Results

The company’s outlook contains various non-IFRS financial measures. The company believes that providing reconciliations of forward-looking non-IFRS financial measures in its outlook and financial framework would be potentially misleading and not practical due to the difficulty of projecting items that are not reflective of ongoing operations in any future period. The magnitude of these items may be significant. Consequently, for purposes of its outlook and financial framework only, the company is unable to reconcile these non-IFRS measures to the most directly comparable IFRS measures because it cannot predict, with reasonable certainty, the impacts of changes in foreign exchange rates which impact (i) the translation of its results reported at average foreign currency rates for the year, and (ii) other finance income or expense related to intercompany financing arrangements. Additionally, the company cannot reasonably predict the occurrence or amount of other operating gains and losses that generally arise from business transactions that the company does not currently anticipate.

ROUNDING

Other than EPS, the company reports its results in millions of U.S. dollars, but computes percentage changes and margins using whole dollars to be more precise. As a result, percentages and margins calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS, MATERIAL RISKS AND MATERIAL ASSUMPTIONS

Certain statements in this news release, including, but not limited to, statements in Mr. Hasker’s comments, the “2025 Outlook” and the “Updated 2026 Financial Framework” sections, are forward-looking. The words “will”, “expect”, “believe”, “target”, “estimate”, “could”, “should”, “intend”, “predict”, “project” and similar expressions identify forward-looking statements. While the company believes that it has a reasonable basis for making forward-looking statements in this news release, they are not a guarantee of future performance or outcomes and there is no assurance that any of the other events described in any forward-looking statement will materialize. Forward-looking statements are subject to a number of risks, uncertainties and assumptions that could cause actual results or events to differ materially from current expectations. Many of these risks, uncertainties and assumptions are beyond the company’s control and the effects of them can be difficult to predict.

Some of the material risk factors that could cause actual results or events to differ materially from those expressed in or implied by forward-looking statements in this news release include, but are not limited to, those discussed on pages 16-27 in the “Risk Factors” section of the company’s 2024 annual report. These and other risk factors are discussed in materials that Thomson Reuters from time-to-time files with, or furnishes to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission (SEC). Thomson Reuters’ annual and quarterly reports are also available in the “Investor Relations” section of tr.com.

The company’s business outlook and financial framework are based on information currently available to the company and are based on various external and internal assumptions made by the company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the company believes are appropriate under the circumstances. Material assumptions and material risks may cause actual performance to differ from the company’s expectations underlying its business outlook and financial framework. In particular, the global economy has experienced substantial disruption due to concerns regarding economic effects associated with the macroeconomic backdrop and ongoing geopolitical risks. The company’s business outlook and financial framework assume that uncertain macroeconomic and geopolitical conditions will continue to disrupt the economy and cause periods of volatility, however, these conditions may last substantially longer than expected and any worsening of the global economic or business environment could impact the company’s ability to achieve its outlook and financial framework, as well as affect its results and other expectations. For a discussion of material assumptions and material risks related to the company’s 2025 outlook which, in all material respects, apply to the 2026 financial framework, see pages 18-19 of the company’s second-quarter management’s discussion and analysis (MD&A) for the period ended June 30, 2025. The company’s quarterly MD&A and annual report was filed with, or furnished to, the Canadian securities regulatory authorities and the U.S. SEC and are also available in the “Investor Relations” section of tr.com.

The company has provided an outlook and financial framework for the purpose of presenting information about current expectations for the period presented. This information may not be appropriate for other purposes. You are cautioned not to place undue reliance on forward-looking statements which reflect expectations only as of the date of this news release.

Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

Thomson Reuters Reports Third-Quarter 2025 Results

CONTACTS

MEDIA Gehna Singh Kareckas Senior Director, Corporate Affairs +1 613 979 4272 gehna.singhkareckas@tr.com	INVESTORS Gary Bisbee, CFA Head of Investor Relations +1 646 540 3249 gary.bisbee@tr.com

Thomson Reuters will webcast a discussion of its third-quarter 2025 results, its 2025 business outlook, and its updated 2026 financial framework today beginning at 9:00 a.m. Eastern Standard Time (EST). You can access the webcast by visiting ir.tr.com. An archive of the webcast will be available following the presentation.

Thomson Reuters Reports Third-Quarter 2025 Results

Thomson Reuters Corporation

Consolidated Income Statement

(millions of U.S. dollars, except per share data)

(unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2025	2024	2025	2024
CONTINUING OPERATIONS
Revenues	$1,782	$1,724	$5,467	$5,349
Operating expenses	(1,115)	(1,117)	(3,347)	(3,288)
Depreciation	(28)	(30)	(83)	(87)
Amortization of computer software	(182)	(151)	(534)	(458)
Amortization of other identifiable intangible assets	(24)	(21)	(73)	(69)
Other operating gains (losses), net	160	10	162	(60)

Operating profit	593	415	1,592	1,387
Finance costs, net:
Net interest expense	(38)	(21)	(103)	(97)
Other finance income (costs)	7	(32)	(51)	(8)

Income before tax and equity method investments	562	362	1,438	1,282
Share of post-tax (losses) earnings in equity method investments	(13)	(8)	(23)	45
Tax (expense) benefit	(121)	(77)	(265)	258

Earnings from continuing operations	428	277	1,150	1,585
(Loss) earnings from discontinued operations, net of tax	(5)	24	20	35

Net earnings	$423	$301	$1,170	$1,620
Earnings (loss) attributable to:
Common shareholders	$423	$301	$1,170	$1,623
Non-controlling interests	—	—	—	(3)
Earnings per share:
Basic earnings (loss) per share:
From continuing operations	$0.95	$0.61	$2.55	$3.51
From discontinued operations	(0.01)	0.06	0.04	0.08

Basic earnings per share	$0.94	$0.67	$2.59	$3.59

Diluted earnings (loss) per share:
From continuing operations	$0.95	$0.61	$2.54	$3.51
From discontinued operations	(0.01)	0.06	0.05	0.08

Diluted earnings per share	$0.94	$0.67	$2.59	$3.59

Basic weighted-average common shares	449,783,419	449,886,792	450,244,795	450,788,536

Diluted weighted-average common shares	450,283,728	450,458,885	450,796,588	451,424,716

Thomson Reuters Reports Third-Quarter 2025 Results

Thomson Reuters Corporation

Consolidated Statement of Financial Position

(millions of U.S. dollars)

(unaudited)

	September 30, 2025	December 31, 2024
Assets
Cash and cash equivalents	$618	$1,968
Trade and other receivables	1,053	1,087
Other financial assets	87	35
Prepaid expenses and other current assets	428	400

Current assets	2,186	3,490
Property and equipment, net	357	386
Computer software, net	1,680	1,453
Other identifiable intangible assets, net	3,127	3,134
Goodwill	7,909	7,262
Equity method investments	203	269
Other financial assets	442	442
Other non-current assets	629	625
Deferred tax	1,317	1,376

Total assets	$17,850	$18,437

Liabilities and equity
Liabilities
Current indebtedness	$838	$973
Payables, accruals and provisions	947	1,091
Current tax liabilities	216	197
Deferred revenue	1,132	1,062
Other financial liabilities	428	113

Current liabilities	3,561	3,436
Long-term indebtedness	1,338	1,847
Provisions and other non-current liabilities	675	675
Other financial liabilities	206	232
Deferred tax	309	241

Total liabilities	6,089	6,431

Equity
Capital	3,561	3,498
Retained earnings	9,113	9,699
Accumulated other comprehensive loss	(913)	(1,191)

Total equity	11,761	12,006

Total liabilities and equity	$17,850	$18,437

Thomson Reuters Reports Third-Quarter 2025 Results

Thomson Reuters Corporation

Consolidated Statement of Cash Flow

(millions of U.S. dollars)

(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Cash provided by (used in):
Operating activities
Earnings from continuing operations	$428	$277	$1,150	$1,585
Adjustments for:
Depreciation	28	30	83	87
Amortization of computer software	182	151	534	458
Amortization of other identifiable intangible assets	24	21	73	69
Share of post-tax losses (earnings) in equity method investments	13	8	23	(45)
Net (gains) losses on disposals of businesses and investments	(162)	(1)	(164)	3
Deferred tax	33	8	51	(687)
Other	52	56	223	173
Changes in working capital and other items	107	206	(79)	252

Operating cash flows from continuing operations	705	756	1,894	1,895
Operating cash flows from discontinued operations	(1)	—	1	(2)

Net cash provided by operating activities	704	756	1,895	1,893

Investing activities
Acquisitions, net of cash acquired	(193)	(25)	(823)	(492)
Proceeds related to disposals of businesses and investments	247	33	252	29
Proceeds from sales of LSEG shares	—	—	—	1,854
Capital expenditures	(162)	(149)	(476)	(446)
Other investing activities	—	—	1	6
Taxes paid on sales of LSEG shares and disposals	(33)	(65)	(33)	(202)

Net cash (used in) provided by investing activities	(141)	(206)	(1,079)	749

Financing activities
Repayments of debt	—	(242)	(999)	(290)
Net borrowings (repayments) under short-term loan facilities	339	—	339	(139)
Payments of lease principal	(15)	(15)	(48)	(46)
Repurchases of common shares	(670)	—	(670)	(639)
Dividends paid on preference shares	(1)	(1)	(3)	(4)
Dividends paid on common shares	(260)	(236)	(779)	(708)
Purchase of non-controlling interests	—	—	—	(384)
Other financing activities	—	2	(10)	3

Net cash used in financing activities	(607)	(492)	(2,170)	(2,207)

Translation adjustments	(2)	3	4	(2)

(Decrease) increase in cash and cash equivalents	(46)	61	(1,350)	433
Cash and cash equivalents at beginning of period	664	1,670	1,968	1,298

Cash and cash equivalents at end of period	$618	$1,731	$618	$1,731

Thomson Reuters Reports Third-Quarter 2025 Results

Thomson Reuters Corporation

Reconciliation of Earnings from Continuing Operations to Adjusted EBITDA(1)

(millions of U.S. dollars)

(unaudited)

	Three months ended		Nine months ended		Year ended
	September 30,		September 30,		December 31,
	2025	2024	2025	2024	2024
Earnings from continuing operations	$428	$277	$1,150	$1,585	$2,192
Adjustments to remove:
Tax expense (benefit)	121	77	265	(258)	(123)
Other finance (income) costs	(7)	32	51	8	(45)
Net interest expense	38	21	103	97	125
Amortization of other identifiable intangible assets	24	21	73	69	91
Amortization of computer software	182	151	534	458	618
Depreciation	28	30	83	87	113

EBITDA	$814	$609	$2,259	$2,046	$2,971
Adjustments to remove:
Share of post-tax losses (earnings) in equity method investments	13	8	23	(45)	(40)
Other operating (gains) losses, net	(160)	(10)	(162)	60	(144)
Fair value adjustments*	5	2	39	—	(8)

Adjusted EBITDA(1)	$672	$609	$2,159	$2,061	$2,779

Adjusted EBITDA margin(1)	37.7%	35.3%	39.3%	38.5%	38.2%

*

Fair value adjustments primarily represent gains or losses due to changes in foreign currency exchange rates on intercompany balances that arise in the ordinary course of business, which are a component of operating expenses, as well as adjustments related to acquired deferred revenue.

Thomson Reuters Corporation

Reconciliation of Net Cash Provided By Operating Activities to Free Cash Flow(1)

(millions of U.S. dollars)

(unaudited)

	Three months ended		Nine months ended		Year ended
	September 30,		September 30,		December 31,
	2025	2024	2025	2024	2024
Net cash provided by operating activities	$704	$756	$1,895	$1,893	$2,457
Capital expenditures	(162)	(149)	(476)	(446)	(607)
Other investing activities	—	—	1	6	46
Payments of lease principal	(15)	(15)	(48)	(46)	(63)
Dividends paid on preference shares	(1)	(1)	(3)	(4)	(5)

Free cash flow(1)	$526	$591	$1,369	$1,403	$1,828

Thomson Reuters Corporation

Reconciliation of Capital Expenditures to Accrued Capital Expenditures(1)

(millions of U.S. dollars)

(unaudited)

Year ended
December 31,
2024
Capital expenditures	$607
Remove: IFRS adjustment to cash basis	2

Accrued capital expenditures(1)	$609

Accrued capital expenditures as a percentage of revenues(1)	8.4%

(1)	Refer to page 23 for additional information on non-IFRS financial measures.

Thomson Reuters Reports Third-Quarter 2025 Results

Thomson Reuters Corporation

Reconciliation of Net Earnings to Adjusted Earnings(1)

Reconciliation of Total Change in Adjusted EPS to Change in Constant Currency(1)

(millions of U.S. dollars, except for share and per share data)

(unaudited)

	Three months ended September 30,		Nine months ended September 30,		Year ended December 31,
	2025	2024	2025	2024	2024
Net earnings	$423	$301	$1,170	$1,620	$2,207
Adjustments to remove:
Fair value adjustments*	5	2	39	—	(8)
Amortization of acquired computer software	52	34	153	109	147
Amortization of other identifiable intangible assets	24	21	73	69	91
Other operating (gains) losses, net	(160)	(10)	(162)	60	(144)
Other finance (income) costs	(7)	32	51	8	(45)
Share of post-tax losses (earnings) in equity method investments	13	8	23	(45)	(40)
Tax on above items(1)	16	(5)	(30)	(45)	(9)
Tax items impacting comparability(1)	11	(2)	(9)	(483)	(478)
Loss (earnings) from discontinued operations, net of tax	5	(24)	(20)	(35)	(15)
Interim period effective tax rate normalization(1)	2	3	(2)	(7)	—
Dividends declared on preference shares	(1)	(1)	(3)	(4)	(5)

Adjusted earnings(1)(2)	$383	$359	$1,283	$1,247	$1,701

Adjusted EPS(1)(2)	$0.85	$0.80	$2.85	$2.76

Total change	6%		3%
Foreign currency	1%		0%
Constant currency	5%		3%
Diluted weighted-average common shares (millions)	450.3	450.5	450.8	451.4

Reconciliation of Effective Tax Rate on Adjusted Earnings(1)	Year ended December 31,
2024
Adjusted earnings	$1,701
Plus: Dividends declared on preference shares	5
Plus: Tax expense on adjusted earnings	364

Pre-tax adjusted earnings	$2,070

IFRS Tax benefit	$(123)
Remove tax related to:
Amortization of acquired computer software	33
Amortization of other identifiable intangible assets	22
Share of post-tax earnings in equity method investments	(7)
Other finance income	19
Other operating gains, net	(56)
Other items	(2)

Subtotal – Remove tax benefit on pre-tax items removed from adjusted earnings	9
Remove: Tax items impacting comparability	478

Total – Remove all items impacting comparability	487

Tax expense on adjusted earnings	$364

Effective tax rate on adjusted earnings	17.6%

*

Fair value adjustments primarily represent gains or losses due to changes in foreign currency exchange rates on intercompany balances that arise in the ordinary course of business, which are a component of operating expenses, as well as adjustments related to acquired deferred revenue.

(1)	Refer to page 23 for additional information on non-IFRS financial measures.
(2)	The adjusted earnings impact of non-controlling interests, which was applicable to the nine-month period ended September 30, 2024 and the year-ended December 31, 2024, was not material.

Thomson Reuters Reports Third-Quarter 2025 Results

Thomson Reuters Corporation

Reconciliation of Changes in Revenues to Changes in Revenues on a Constant Currency(1) and Organic Basis(1)

(millions of U.S. dollars)

(unaudited)

	Three months ended September 30,		Change
	2025	2024	Total	Foreign Currency	SUBTOTAL Constant Currency	Net Acquisitions/ (Disposals)	Organic
Total Revenues
Legal Professionals	$728	$745	-2%	0%	-2%	-11%	9%
Corporates	478	437	10%	1%	9%	0%	9%
Tax & Accounting Professionals	251	221	13%	-2%	15%	5%	10%

“Big 3” Segments Combined(1)	1,457	1,403	4%	0%	4%	-5%	9%
Reuters News	207	199	4%	1%	4%	1%	3%
Global Print	124	128	-4%	0%	-4%	0%	-4%
Eliminations/Rounding	(6)	(6)

Total Revenues	$1,782	$1,724	3%	0%	3%	-4%	7%

Recurring Revenues
Legal Professionals	$709	$721	-2%	0%	-2%	-11%	9%
Corporates	423	390	8%	1%	8%	-2%	9%
Tax & Accounting Professionals	183	170	7%	-2%	9%	0%	9%

“Big 3” Segments Combined(1)	1,315	1,281	3%	0%	3%	-7%	9%
Reuters News	178	167	7%	0%	7%	1%	6%
Eliminations/Rounding	(6)	(6)

Total Recurring Revenues	$1,487	$1,442	3%	0%	3%	-6%	9%

Transactions Revenues
Legal Professionals	$19	$24	-21%	1%	-22%	-25%	3%
Corporates	55	47	18%	0%	19%	14%	5%
Tax & Accounting Professionals	68	51	35%	-1%	36%	24%	12%

“Big 3” Segments Combined(1)	142	122	18%	0%	18%	10%	8%
Reuters News	29	32	-11%	1%	-13%	1%	-14%

Total Transactions Revenues	$171	$154	12%	0%	11%	8%	4%

Growth percentages are computed using whole dollars. As a result, percentages calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

(1)	Refer to page 23 for additional information on non-IFRS financial measures.

Thomson Reuters Reports Third-Quarter 2025 Results

Thomson Reuters Corporation

Reconciliation of Changes in Revenues to Changes in Revenues on a Constant Currency(1) and Organic Basis(1)

(millions of U.S. dollars)

(unaudited)

	Nine months ended September 30,		Change
	2025	2024	Total	Foreign Currency	SUBTOTAL Constant Currency	Net Acquisitions/ (Disposals)	Organic
Total Revenues
Legal Professionals	$2,130	$2,193	-3%	0%	-3%	-11%	8%
Corporates	1,491	1,386	8%	0%	8%	-1%	9%
Tax & Accounting Professionals	888	799	11%	-2%	13%	3%	11%

“Big 3” Segments Combined(1)	4,509	4,378	3%	0%	3%	-6%	9%
Reuters News	621	614	1%	1%	1%	0%	0%
Global Print	354	375	-6%	0%	-5%	0%	-5%
Eliminations/Rounding	(17)	(18)

Total Revenues	$5,467	$5,349	2%	0%	2%	-4%	7%

Recurring Revenues
Legal Professionals	$2,073	$2,121	-2%	0%	-2%	-11%	9%
Corporates	1,236	1,142	8%	0%	8%	-2%	10%
Tax & Accounting Professionals	580	548	6%	-3%	9%	0%	9%

“Big 3” Segments Combined(1)	3,889	3,811	2%	0%	2%	-7%	9%
Reuters News	529	495	7%	0%	7%	0%	6%
Eliminations/Rounding	(17)	(18)

Total Recurring Revenues	$4,401	$4,288	3%	0%	3%	-6%	9%

Transactions Revenues
Legal Professionals	$57	$72	-21%	1%	-22%	-19%	-3%
Corporates	255	244	5%	0%	5%	0%	5%
Tax & Accounting Professionals	308	251	23%	-1%	23%	9%	14%

“Big 3” Segments Combined(1)	620	567	9%	0%	9%	1%	9%
Reuters News	92	119	-23%	2%	-24%	0%	-25%

Total Transactions Revenues	$712	$686	4%	0%	4%	1%	3%

	Year ended December 31,		Change
	2024	2023	Total	Foreign Currency	SUBTOTAL Constant Currency	Net Acquisitions/ (Disposals)	Organic
Total Revenues
Legal Professionals	$2,922	$2,807	4%	0%	4%	-3%	7%
Corporates	1,844	1,620	14%	0%	14%	4%	10%
Tax & Accounting Professionals	1,165	1,058	10%	-1%	11%	1%	10%

“Big 3” Segments Combined(1)	5,931	5,485	8%	0%	8%	0%	9%
Reuters News	832	769	8%	0%	8%	2%	6%
Global Print	519	562	-8%	0%	-7%	0%	-7%
Eliminations/Rounding	(24)	(22)

Total Revenues	$7,258	$6,794	7%	0%	7%	0%	7%

Growth percentages are computed using whole dollars. As a result, percentages calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

(1)	Refer to page 23 for additional information on non-IFRS financial measures.

Thomson Reuters Reports Third-Quarter 2025 Results

Thomson Reuters Corporation

Reconciliation of Changes in Adjusted EBITDA(1) and Related Margin(1) to Changes on a Constant Currency Basis(1)

(millions of U.S. dollars)

(unaudited)

	Three months ended September 30,		Change
	2025	2024	Total	Foreign Currency	Constant Currency
Adjusted EBITDA(1)
Legal Professionals	$354	$334	6%	1%	5%
Corporates	174	162	8%	1%	7%
Tax & Accounting Professionals	78	59	32%	0%	33%

“Big 3” Segments Combined(1)	606	555	9%	1%	8%
Reuters News	42	40	1%	0%	2%
Global Print	46	43	8%	2%	6%
Corporate costs	(22)	(29)	n/a	n/a	n/a

Total Adjusted EBITDA	$672	$609	10%	1%	9%

Adjusted EBITDA Margin(1)
Legal Professionals	48.7%	44.9%	380bp	50bp	330bp
Corporates	36.5%	36.8%	-30bp	20bp	-50bp
Tax & Accounting Professionals	31.2%	26.8%	440bp	30bp	410bp
“Big 3” Segments Combined(1)	41.7%	39.5%	220bp	40bp	180bp
Reuters News	19.9%	20.4%	-50bp	-20bp	-30bp
Global Print	37.1%	33.1%	400bp	70bp	330bp
Total Adjusted EBITDA Margin	37.7%	35.3%	240bp	20bp	220bp

Thomson Reuters Corporation

Reconciliation of Changes in Adjusted EBITDA(1) and Related Margin(1) to Changes on a Constant Currency Basis(1)

(millions of U.S. dollars)

(unaudited)

	Nine months ended September 30,		Change
	2025	2024	Total	Foreign Currency	Constant Currency
Adjusted EBITDA(1)
Legal Professionals	$1,029	$1,003	3%	1%	2%
Corporates	556	518	7%	1%	7%
Tax & Accounting Professionals	401	331	21%	-1%	22%

“Big 3” Segments Combined(1)	1,986	1,852	7%	1%	7%
Reuters News	126	151	-17%	1%	-17%
Global Print	131	133	-2%	1%	-2%
Corporate costs	(84)	(75)	n/a	n/a	n/a

Total Adjusted EBITDA	$2,159	$2,061	5%	0%	4%

Adjusted EBITDA Margin(1)
Legal Professionals	48.3%	45.7%	260bp	50bp	210bp
Corporates	37.3%	37.2%	10bp	20bp	-10bp
Tax & Accounting Professionals	44.2%	41.5%	270bp	40bp	230bp
“Big 3” Segments Combined(1)	43.9%	42.3%	160bp	40bp	120bp
Reuters News	20.2%	24.6%	-440bp	0bp	-440bp
Global Print	37.0%	35.5%	150bp	40bp	110bp
Total Adjusted EBITDA Margin	39.3%	38.5%	80bp	10bp	70bp

n/a: not applicable

Growth percentages and margins are computed using whole dollars. As a result, percentages and margins calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

(1)	Refer to page 23 for additional information on non-IFRS financial measures.

Thomson Reuters Reports Third-Quarter 2025 Results

Reconciliation of adjusted EBITDA margin(1)

To compute segment and consolidated adjusted EBITDA margin, the company excludes fair value adjustments related to acquired deferred revenue from its IFRS revenues. The charts below reconcile IFRS revenues to revenues used in the calculation of adjusted EBITDA margin, which excludes fair value adjustments related to acquired deferred revenue.

Three months ended September 30, 2025
(millions of U.S. dollars) (unaudited)	IFRS revenues	Remove fair value adjustments to acquired deferred revenue	Revenues excluding fair value adjustments to acquired deferred revenue	Adjusted EBITDA	Adjusted EBITDA Margin
Legal Professionals	$728	—	$728	$354	48.7%
Corporates	478	—	478	174	36.5%
Tax & Accounting Professionals	251	—	251	78	31.2%

“Big 3” Segments Combined(1)	1,457	—	1,457	606	41.7%
Reuters News	207	—	207	42	19.9%
Global Print	124	—	124	46	37.1%
Eliminations/Rounding	(6)	—	(6)	—	n/a
Corporate costs	—	—	—	(22)	n/a

Consolidated totals	$1,782	—	$1,782	$672	37.7%

Nine months ended September 30, 2025
(millions of U.S. dollars) (unaudited)	IFRS revenues	Remove fair value adjustments to acquired deferred revenue	Revenues excluding fair value adjustments to acquired deferred revenue	Adjusted EBITDA	Adjusted EBITDA Margin
Legal Professionals	$2,130	—	$2,130	$1,029	48.3%
Corporates	1,491	—	1,491	556	37.3%
Tax & Accounting Professionals	888	$20	908	401	44.2%

“Big 3” Segments Combined(1)	4,509	20	4,529	1,986	43.9%
Reuters News	621	—	621	126	20.2%
Global Print	354	—	354	131	37.0%
Eliminations/Rounding	(17)	—	(17)	—	n/a
Corporate costs	—	—	—	(84)	n/a

Consolidated totals	$5,467	$20	$5,487	$2,159	39.3%

Three months ended September 30, 2024
(millions of U.S. dollars) (unaudited)	IFRS revenues	Remove fair value adjustments to acquired deferred revenue	Revenues excluding fair value adjustments to acquired deferred revenue	Adjusted EBITDA	Adjusted EBITDA Margin
Legal Professionals	$745	—	$745	$334	44.9%
Corporates	437	$2	439	162	36.8%
Tax & Accounting Professionals	221	—	221	59	26.8%

“Big 3” Segments Combined(1)	1,403	2	1,405	555	39.5%
Reuters News	199	—	199	40	20.4%
Global Print	128	—	128	43	33.1%
Eliminations/Rounding	(6)	—	(6)	—	n/a
Corporate costs	—	—	—	(29)	n/a

Consolidated totals	$1,724	$2	$1,726	$609	35.3%

n/a: not applicable

Margins are computed using whole dollars, as a result, margins calculated from reported amounts may differ from those presented due to rounding.

(1)	Refer to page 23 for additional information on non-IFRS financial measures.

Thomson Reuters Reports Third-Quarter 2025 Results

Reconciliation of adjusted EBITDA margin(1)

Nine months ended September 30, 2024
(millions of U.S. dollars) (unaudited)	IFRS revenues	Remove fair value adjustments to acquired deferred revenue	Revenues excluding fair value adjustments to acquired deferred revenue	Adjusted EBITDA	Adjusted EBITDA Margin
Legal Professionals	$2,193	$1	$2,194	$1,003	45.7%
Corporates	1,386	6	1,392	518	37.2%
Tax & Accounting Professionals	799	—	799	331	41.5%

“Big 3” Segments Combined(1)	4,378	7	4,385	1,852	42.3%
Reuters News	614	1	615	151	24.6%
Global Print	375	—	375	133	35.5%
Eliminations/Rounding	(18)	—	(18)	—	n/a
Corporate costs	—	—	—	(75)	n/a

Consolidated totals	$5,349	$8	$5,357	$2,061	38.5%

Thomson Reuters Corporation

“Big 3” Segments and Consolidated Adjusted EBITDA(1) and the Related Margins(1)

(millions of U.S. dollars)

(unaudited)

Year ended
December 31,
2024
Adjusted EBITDA(1)
Legal Professionals	$1,302
Corporates	671
Tax & Accounting Professionals	527

“Big 3” Segments Combined(1)	2,500
Reuters News	196
Global Print	188
Corporate costs	(105)

Total Adjusted EBITDA	$2,779

“Big 3” Segments Combined(1)
Adjusted EBITDA	$2,500
Revenues, excluding $7 million of fair value adjustments to acquired deferred revenue	$5,938
Adjusted EBITDA margin	42.1%
Consolidated(1)
Adjusted EBITDA	$2,779
Revenues, excluding $9 million of fair value adjustments to acquired deferred revenue	$7,267
Adjusted EBITDA margin	38.2%

n/a: not applicable

Margins are computed using whole dollars, as a result, margins calculated from reported amounts may differ from those presented due to rounding.

(1)	Refer to page 23 for additional information on non-IFRS financial measures.

Thomson Reuters Reports Third-Quarter 2025 Results

Thomson Reuters Corporation

Reconciliation of Net Debt(1) and Leverage Ratio of Net Debt to Adjusted EBITDA(1)

(millions of U.S. dollars)

(unaudited)

	September 30, 2025	December 31, 2024
Current indebtedness	$838	$973
Long-term indebtedness	1,338	1,847

Total debt	2,176	2,820
Swaps	8	21

Total debt after swaps	2,184	2,841
Remove fair value adjustments for hedges	(2)	5

Total debt after hedging arrangements	2,182	2,846
Remove transaction costs, premiums or discounts, included in the carrying value of debt	27	22
Add: Lease liabilities (current and non-current)	240	256
Less: Cash and cash equivalents	(618)	(1,968)

Net debt	$1,831	$1,156

Leverage ratio of net debt to adjusted EBITDA
Adjusted EBITDA	$2,877	$2,779
Net debt/adjusted EBITDA	0.6:1	0.4:1

(1)	Refer to page 23 for additional information on non-IFRS financial measures.

Thomson Reuters Reports Third-Quarter 2025 Results

Non-IFRS Financial Measures	Definition	Why Useful to the Company and Investors

Adjusted EBITDA and the related margin	Represents earnings or losses from continuing operations before tax expense or benefit, net interest expense, other finance costs or income, depreciation, amortization of computer software and other identifiable intangible assets, Thomson Reuters share of post-tax earnings or losses in equity method investments, other operating gains and losses, certain asset impairment charges and fair value adjustments, including those related to acquired deferred revenue. The related margin is adjusted EBITDA expressed as a percentage of revenues. For purposes of this calculation, revenues are before fair value adjustments to acquired deferred revenue.	Provides a consistent basis to evaluate operating profitability and performance trends by excluding items that the company does not consider to be controllable activities for this purpose. Also, represents a measure commonly reported and widely used by investors as a valuation metric, as well as to assess the company’s ability to incur and service debt.

Adjusted earnings and adjusted EPS

Net earnings or loss including dividends declared on preference shares but excluding the post-tax impacts of fair value adjustments, including those related to acquired deferred revenue, amortization of acquired intangible assets (attributable to other identifiable intangible assets and acquired computer software), other operating gains and losses, certain asset impairment charges, other finance costs or income, Thomson Reuters share of post-tax earnings or losses in equity method investments, discontinued operations and other items affecting comparability. Acquired intangible assets contribute to the generation of revenues from acquired companies, which are included in the company’s computation of adjusted earnings.

The post-tax amount of each item is excluded from adjusted earnings based on the specific tax rules and tax rates associated with the nature and jurisdiction of each item.

Adjusted EPS is calculated from adjusted earnings using diluted weighted-average shares and does not represent actual earnings or loss per share attributable to shareholders.

Provides a more comparable basis to analyze earnings. These measures are commonly used by shareholders to measure performance.

Effective tax rate on adjusted earnings

Adjusted tax expense divided by pre-tax adjusted earnings. Adjusted tax expense is computed as income tax (benefit) expense plus or minus the income tax impacts of all items impacting adjusted earnings (as described above), and other tax items impacting comparability.

In interim periods, the company also makes an adjustment to reflect income taxes based on the estimated full-year effective tax rate. Earnings or losses for interim periods under IFRS reflect income taxes based on the estimated effective tax rates of each of the jurisdictions in which Thomson Reuters operates. The non-IFRS adjustment reallocates estimated full-year income taxes between interim periods but has no effect on full-year income taxes.

Provides a basis to analyze the effective tax rate associated with adjusted earnings.

The company’s effective tax rate computed in accordance with IFRS may be more volatile by quarter because the geographical mix of pre-tax profits and losses in interim periods may be different from that for the full year. Therefore, the company believes that using the expected full-year effective tax rate provides more comparability among interim periods.

Free cash flow	Net cash provided by operating activities and other investing activities, less capital expenditures, payments of lease principal and dividends paid on the company’s preference shares.	Helps assess the company’s ability, over the long term, to create value for its shareholders as it represents cash available to repay debt, pay common dividends, fund share repurchases and acquisitions.

Changes before the impact of foreign currency or at “constant currency”	The changes in revenues, adjusted EBITDA and the related margin, and adjusted EPS before currency (at constant currency or excluding the effects of currency) are determined by converting the current and equivalent prior period’s local currency results using the same foreign currency exchange rate.	Provides better comparability of business trends from period to period.

Changes in revenues computed on an “organic” basis	Represent changes in revenues of the company’s existing businesses at constant currency. The metric excludes the distortive impacts of acquisitions and dispositions from not owning the business in both comparable periods.	Provides further insight into the performance of the company’s existing businesses by excluding distortive impacts and serves as a better measure of the company’s ability to grow its business over the long term.

Accrued capital expenditures as a percentage of revenues	Accrued capital expenditures divided by revenues, where accrued capital expenditures include amounts that remain unpaid at the end of the reporting period. For purposes of this calculation, revenues are before fair value adjustments to acquired deferred revenue.	Reflects the basis on which the company manages capital expenditures for internal budgeting purposes.

“Big 3” segments	The company’s combined Legal Professionals, Corporates and Tax & Accounting Professionals segments. All measures reported for the “Big 3” segments are non-IFRS financial measures.	The “Big 3” segments comprised approximately 80% of revenues and represent the core of the company’s business information service product offerings.

Net debt and leverage ratio of net debt to adjusted EBITDA

Net debt is total debt, plus related hedging instruments and collateral balances, along with lease liabilities, excluding unamortized transaction costs and any premiums or discounts on debt, minus cash and cash equivalents. We exclude specific hedging components to reflect the net cash outflow upon debt maturity.

Net debt to adjusted EBITDA is net debt divided by adjusted EBITDA for the previous twelve-month period ending with the current fiscal quarter.

Provides a commonly used measure of a company’s leverage and its ability to pay its debt. Given that the company hedges some of its debt to manage risk, the company includes hedging instruments as it believes it provides a better measure of the total obligation associated with its outstanding debt. Since the company plans to hold its debt and related hedges until maturity, the net debt calculation is adjusted to reflect the net cash outflow at maturity, after deducting cash and cash equivalents.

The company’s non-IFRS measure is aligned with the calculation of its internal maximum leverage ratio and is more conservative than the maximum ratio allowed under the contractual covenants in its credit facility.

Please refer to reconciliations for the most directly comparable IFRS financial measures.